OSHKOSH CORPORATION

ISO 9001 CERTIFIED

2307 OREGON STREET

POST OFFICE BOX 2566

OSHKOSH, WISCONSIN 54903-2566

920-235-9151

VIA EDGAR

March 19, 2014

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Re:	Oshkosh Corporation
Form 10-K for the Fiscal Year Ended September 30, 2013 (the “Form 10-K”)
Commission File No. 1-31371

Dear Mr. Shenk:

In your comment letter dated March 13, 2014, you asked the Company to confirm that it will reflect certain changes to its disclosures in future filings in response to the Staff’s comments and to provide information to you. We have provided our responses to your comments below. For your ease of review, we have repeated your comments in their entirety in this letter, along with our responses.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 35

SEC Staff Comment

1.              In future filings please quantify, discuss, and analyze changes in costs of sales for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating income. In your revised disclosure, please consider quantifying and discussing the significant components of costs of sales, such as labor, materials, overhead, or any other components, to the extent material.

Company Response

The Company advises the Staff that in future filings it will provide analysis of changes in cost of sales for each segment. To the extent changes to components of cost of sales are material, the Company will discuss those impacts.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

17. Stock Based Compensation, page 77

SEC Staff Comment

2.              We note your statement that total share-based compensation in fiscal 2013 increased as a result of the impact of a higher share price on cash-settled awards, which are adjusted to fair value at the end of each reporting period, and accelerated vesting of a share-based award in fiscal 2013 to the Company’s Chief Executive Officer. Please tell us the business reason as to why vesting was accelerated on the share based award to the CEO. Additionally, please quantify for us the impact of the acceleration on your results of operations.

Company Response

As the Staff is aware, the introductory language to the table in Note 17, Stock-Based Compensation, which details stock-based compensation cost by fiscal year, states: “The Company recognizes compensation expense over the requisite service period for vesting of an award, or to an employee’s eligible retirement date, if earlier and applicable.” Supplementally, the Company advises the Staff that the Company’s reference to acceleration of vesting in Note 17 could have been worded differently because no actual acceleration of vesting occurred. As noted in Note 17, our CEO was granted stock-based awards in fiscal 2013 after voluntarily declining stock-based awards in each of the previous three years.  Stock-based compensation expense related to the 2013 grant of options and restricted stock units to the Company’s CEO was $3.5 million, and the full expense for the grant of options and restricted stock units was recorded as a charge to operating results immediately upon grant pursuant to the terms of his awards because he was retirement eligible on the grant date. The Company will modify the language in future filings to read as follows:

“Total share-based compensation in fiscal 2013 increased as a result of the impact of a higher share price on cash-settled awards, which are adjusted to fair value at the end of each reporting period, and expense related to stock-based awards to the Company’s Chief Executive Officer in 2013, which, for the options and restricted stock units awards, was recorded as a charge to operating results immediately upon grant in fiscal 2013 pursuant to the terms of his awards because he was retirement eligible on the grant date. The Chief Executive Officer declined awards of share-based compensation in the previous three years.”

*              *              *              *              *

Prior to receipt of your comment letter, we filed our Quarterly Report on Form 10-Q for the quarter ended December 31, 2013. We will provide enhanced disclosures consistent with our responses to your comments in future filings beginning with our next Quarterly Report on Form 10-Q which will be for the quarter ending March 31, 2014. Should you like to discuss any of our responses, please call me at (920) 233-9204 or Thomas J. Polnaszek, Senior Vice President, Finance and Controller, at (920) 233-9576.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David M. Sagehorn

David M. Sagehorn

Executive Vice President and

Chief Financial Officer

Oshkosh Corporation

cc:	Mr. Thomas J. Polnaszek, Senior Vice President, Finance and Controller, Oshkosh Corporation